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SEC FILE NUMBER
8-68627

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2024 (MM/DD/YY) AND ENDING December 31, 2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MSEC, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
FEB 28 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5700 West 112th Avenue, Suite 500

(No. and Street)

Overland Park	KS	66211
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karen A Steighner	303 795-0400	ksteighner@complianceadvisers.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP

(Name – if individual, state last, first, and middle name)

1000 Walnut Street, Suite 1100	Kansas City	MO	64106-2162
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen A Steighner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MSEC, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Financial & Operations Principal

Notary Public

GIHO HAN
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20244044601
MY COMMISSION EXPIRES 12/05/2028

SEC Mail Processing
FEB 28 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MSEC, LLC

Statement of Financial Condition

December 31, 2024

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934

CONTENTS

KPMG

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
MSEC, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MSEC, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2022.

Kansas City, Missouri
February 25, 2025

FINANCIAL STATEMENT

MSEC, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS		
Cash and cash equivalents	$	22,304,455
Securities owned		3,773,344
Deposits with clearing brokers		550,000
Other receivables		618,766
Receivables from affiliates		580,274
Other assets		167,134
Equipment, net of accumulated depreciation of $11,423		8,191
Total assets	$	28,002,164
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to clearing broker	$	1,428,889
Accounts payable and accrued expenses		66,275
Commissions payable		1,640,227
Due to parent		5,541,616
Total liabilities		8,677,007
Commitments and contingencies (Note H)		
Member's Equity		19,325,157
Total liabilities and member's equity	$	28,002,164

The accompanying notes are an integral part of these financial statements

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

MSEC, LLC ("the Company") is a wholly owned subsidiary of Mariner Wealth Advisors, LLC ("the Parent"). The Company is a U.S. Securities and Exchange Commission (SEC) registered broker-dealer and FINRA member firm. The Company is registered with the SEC, and operates per the FINRA membership under the provisions of Rule 15c3-3(k)(2)(ii) and in reliance to footnote 74 to SEC Release 34-70073, for the year ending December 31, 2024, and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. The Company is incorporated in the state of Delaware. The Company's customers are located throughout the United States. The primary purpose of the Company is to support accounts and transactions for clients of the affiliates which are subsidiaries of the Parent that are required to be transacted through a broker dealer as described in Note E. The activities supported by MSEC include subscription way business, institutional cash management, mini-prime brokerage, and non-recommended brokerage accounts. The Company's securities transactions are executed and customer accounts are carried and cleared on a fully disclosed basis with National Financial Services LLC ("NFS") and Royal Bank of Canada ("RBC"), clearing broker/dealers.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to the period presented in the financial statements. Substantially all assets and liabilities are recorded at fair value.

1. *Use of Estimates in Preparation of Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. *Cash and Cash Equivalents*

Cash and cash equivalents include cash and short-term investments. The Company considers all demand deposits and highly liquid investments with original maturities or remaining maturities upon acquisition of 90 days or less to be cash equivalents.

3. *Accounts Receivable*

The Company's accounts receivable are balances due from affiliates for products, services, and solutions provided. Accounts receivable are generally due upon receipt. Account balances outstanding longer than the contractual payment terms are considered past due. The Company reviews its aged receivables by considering several factors, including the aging of the past due balance. The Company records an estimate for potential credit losses for any balances that are deemed to be uncollectible. As of December 31, 2024, there was no credit loss estimate recorded in the financial statements.

4. *Due to Clearing Broker*

In accordance with SEC rules, the Company's trades are executed and cleared in proprietary accounts, which allow the clearing firms to loan MSEC funds for the purposes of financing securities purchases on terms to be negotiated at the time of the borrowing. Such loans are subject to SEC regulations and clearing firm's requirements. MSEC had borrowings of $1,428,889 outstanding at December 31, 2024. Under the terms of the clearing agreement, the Company has granted a blanket pledge of eligible securities as collateral for these advances.

5. *Deposits with Clearing Brokers*

As of December 31, 2024, deposits with clearing brokers totaled $550,000 which was comprised of cash security deposits with clearing brokers for the purpose of maintaining fully disclosed clearing arrangements.

6. *Other Receivables*

At December 31, 2024, other receivables were $618,766, primarily related to commission income. The company does not have any significant contract assets or contract liability balances as of December 31, 2024.

7. *Securities Owned*

Securities are acquired by the Company for profit through resale. Purchases are carried at fair value. The purchase or sale of securities is recognized on a trade date basis.

8. *Other Assets*

At December 31, 2024, other assets are primarily composed of prepaid FINRA expenses of $74,543, prepaid account and research services of $53,263 and prepaid insurance of $25,695. The remaining balance in other assets is comprised of various other prepaid expenses.

9. *Equipment*

Equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years.

10. *Income Taxes*

The Company is a single member limited liability company owned by a sole member and is considered a disregarded entity for Federal income tax purposes. As such, the results of operations of the Company are included in the Federal income tax returns of the individual member and, accordingly, no provision or credit for Federal income taxes is recorded in the accompanying financial statements. The member's tax returns and the amount of allocable income or loss are subject to examination by taxing authorities. If such examinations result in changes to income or loss, the tax liability of the member could be changed accordingly. Generally, the tax authorities can examine any tax returns filed for the last three years.

As required by the uncertain tax position guidance in Accounting Standard Codification (ASC) 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. All interest and penalties related to income tax are charged to general and administrative expense. All tax positions taken related to the Company, for the current and any open tax years, have been reviewed and management is of the opinion that material positions taken by the Company would more likely than not be sustained by examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax positions.

11. *Subsequent Events*

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the Company's financial statements were issued.

NOTE C - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had net capital of $17,719,259 which was $17,140,792 in excess of its basic net capital required of $578,467, and the Company's ratio of aggregate indebtedness to net capital was .49 to 1. The SEC permits a ratio of aggregate indebtedness to net capital no greater than 15 to 1. Net capital rules may restrict distributions to the member.

NOTE D – FINANCIAL INSTRUMENTS

Fair value is defined by applicable accounting guidance as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the principal market for the given asset or liability at the measurement date based on market conditions at that date.

A hierarchy for fair value has been established that categorizes into three levels the inputs to valuation techniques used to measure fair value:

Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1) - Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities.

Significant Other Observable Inputs (Level 2) - Fair value is based on significant other observable inputs, which are generally determined based on a single unadjusted price for each financial instrument provided by an applicable third-party pricing service and is based on one or more of the following:

- Quoted prices for similar, but not identical, assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable, such as interest rate and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates; and
- Other inputs derived from or corroborated by observable market inputs.

Significant Unobservable Inputs (Level 3) - Fair value is based on model-based valuation techniques for which at least one significant assumption is not observable in the market.

Transfers between levels are recognized as of the end of the reporting period. There were no transfers in or out of levels 1, 2, or 3 during the year ended December 31, 2024.

The underlying methods used by the third-party pricing services are considered in determining the primary inputs used to determine fair values. Based on all observable inputs, management may adjust prices obtained from third-party pricing services to more appropriately reflect the prices that would be received to sell assets or paid to transfer liabilities in orderly transactions in the current market. No significant adjustments were made to prices provided by third-party pricing services at December 31, 2024.

Certain assets and liabilities recorded in the financial statements measured at fair value on a recurring basis are as follows as of December 31, 2024:

Assets	Total	Quoted Prices in Active Market for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities:				
State and municipal obligations	$ 3,773,344	$ -	$ 3,773,344	$ -
Total securities	$ 3,773,344	$ -	$ 3,773,344	$ -

Substantially all of the Company's remaining assets and liabilities are also considered financial instruments and are short-term or replaceable on demand. Therefore, the carrying amounts approximate their fair values.

NOTE E - RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous.

Operating costs and expenses as outlined in various shared services agreements are incurred by the Parent and/or an affiliate. Costs are allocated monthly based on actual usage as well as a general allocation of overhead. As of December 31, 2024, the Company owed the Parent $5,541,616 for accrued services for these operating costs and expenses.

As of December 31, 2024, receivables from affiliates includes $136,450 from an affiliated insurance broker. The commission income is being paid in accordance with the Networking Services Agreement for insurance contracts which are considered securities and must run through a broker dealer registered with the SEC.

As of December 31, 2024, receivables from affiliates includes $443,824 related to certain back office compliance, accounting and operational services performed by employees of the Parent associated with an affiliated registered investment advisor and registered with an unaffiliated broker dealer in support of the brokerage business of certain individuals who are supervised by the unaffiliated broker-dealers office of supervisory jurisdiction. The commission income is being paid as transaction-based compensation for overrides which represent supervision required as an OSJ for an unaffiliated broker-dealer.

NOTE F - CONCENTRATION RISK

As of December 31, 2024, and at various other times during the year, cash balances held at financial institutions may be in excess of federally insured limits of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, mutual fund companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of its counterparties. The Company does not believe it is exposed to any significant counterparty credit risk.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer, counterparty, or Clearing Firms are unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company promptly transmits all customer funds and securities to the Clearing Firms, is contingently liable for its customers' transactions, and has agreed in certain circumstances to indemnify the Clearing Firms for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2024, there were no customer balances maintained by the Clearing Firms subject to such indemnification requiring a liability to be accrued. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

The Company may be a defendant in various actions, suits, or proceedings before a court or arbitrator or by a governmental entity that are incidental to its business. The Company establishes accruals for potential losses to the extent that claims are probable of loss and the amount of the loss, or range of loss, can be reasonably estimated. Such accruals, if any, would be included in accounts payable and other liabilities on the statement of financial condition. In many cases, however, it is inherently difficult to determine whether any loss is probable or to estimate the amount or range of any potential loss, and therefore the determination of the likely outcome and accrued amounts requires significant judgement on the part of management. The Company's management believes, based upon the facts that have developed to date that the outcome of such matters, although uncertain, will not have a material adverse effect on the financial condition or results of operations of the Company.

During the normal course of business, the Company is subject to inquiries by the SEC as well as the FINRA. Management does not believe the impact of such inquiries, if any, will have a material effect on the accompanying financial statements.

NOTE I – REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services as described in Note A. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note C), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.